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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of March, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                  ---------------------------------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No X
                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PIONEER CORPORATION
                                            -------------------
                                            (Registrant)


Date: March 13, 2003

                                       By  /s/ Kaneo Ito
                                           ----------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. An announcement released by the Company to the press in Japan dated March 12, 2003, concerning the anticipated year-end dividend amount for the fiscal year ending March 31, 2003 and the record date.


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                                                           FOR IMMEDIATE RELEASE
                                                                  MARCH 12, 2003

               PIONEER ANNOUNCES YEAR-END DIVIDEND FOR FISCAL 2003

TOKYO - Pioneer Corporation has announced a year-end cash dividend of 10.0 yen per share of common stock for fiscal 2003, ending March 31, a 2.5 yen increase over that of the previous fiscal year. Subject to resolution of the Company's board of directors and approval at an ordinary general meeting of shareholders to be held in late June, the dividend will be paid to shareholders or pledgees registered as of March 31, 2003, Japan time.

The Company's policy on dividends allows for dividend continuance and stability. In addition, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors. Based on this policy, the decision was attributed to the fact that the Company's business for fiscal 2003 so far generally is in accordance with its consolidated business forecast announced in January 2003.

Together with an interim dividend paid in December 2002, this payment brings the total annual cash dividend for fiscal 2003 to 17.5 yen per share of common stock.

For the previous fiscal year, the Company paid an interim dividend of 7.5 yen per share, and a year-end dividend of 7.5 yen per share.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                                   # # # # # #

For further information, please contact:
Hideki Okayasu
Executive Officer and General Manager, Accounting Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-9826 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/